Filed by: Impac Mortgage Holdings, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Impac Mortgage Holdings, Inc.

Commission File No. 001-14100

Date: August 12, 2022

REFINITIV STREETEVENTS

EDITED TRANSCRIPT

EVENT DATE/TIME: AUGUST 12, 2022 / 1:00PM GMT

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

AUGUST 12, 2022 / 1:00PM, IMH.A - Q2 2022 Impac Mortgage Holdings Inc Earnings Call

C O R P O R A T E P A R T I C I P A N T S

George A. Mangiaracina Impac Mortgage Holdings, Inc. - Chairman & CEO

Jon Gloeckner Impac Mortgage Holdings, Inc. - Senior VP of Treasury & Financial Reporting, Principal Financial and Accounting Officer

Joseph O. Joffrion Impac Mortgage Holdings, Inc. - Senior VP & General Counsel

Justin R. Moisio Impac Mortgage Holdings, Inc. - Chief Administration Officer & Corporate Secretary

P R E S E N T A T I O N

Operator

Thank you for standing by, and welcome to the Impac Mortgage Holdings Second Quarter 2022 Earnings Call. (Operator Instructions) Thank you. It is now my pleasure to turn the conference over to Joe Joffrion, general Counsel, Impac Mortgage. Mr. Joffrion, please go ahead.

Joseph O. Joffrion - Impac Mortgage Holdings, Inc. - Senior VP & General Counsel

Good morning, everyone, and thank you for joining Impac Mortgage Holdings Second Quarter 2022 Earnings Conference Call. Important information and where to find it, the company, its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies for the company's common shareholders in connection with the matters to be considered at the company's special meeting of shareholders relating to the exchange offer, otherwise the special meeting. Information regarding the names of the company's directors and executive officers and their respective interest in the company by security holdings or otherwise can be found in the company's proxy statement for its 2022 Annual Meeting of Shareholders filed with the U.S. Securities and Exchange Commission or the SEC, on April 29, 2022.

The proxy statement and all other documents filed with the SEC by the company are available free of charge at the SEC's website at www.sec.gov. The company intends to file a definitive proxy statement and proxy card with the SEC in connection with the solicitation of proxies from the company's shareholders in connection with the matters to be considered at the company's special meeting. Additional information regarding the identity of participants and their direct or indirect interest by security holdings or otherwise will be set forth therein. Investors and shareholders are strongly encouraged to read any such proxy statement and the accompanying proxy cards and other documents filed by the company with the SEC carefully and in their entirety as they will contain important information. Shareholders are able to obtain the proxy statement, any amendments or supplements to the proxy statement and the accompanying proxy card and other documents filed by the company with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at the Investor Relations section of the company's corporate website at www.impaccompanies.com or by writing to the company's Corporate Secretary at Impac Mortgage Holdings, Inc. 19500 Jamboree Rd. Irvine, California, 92612.

In connection with the exchange offers and solicitation, a registration statement on Form S-4, a tender offer statement on Schedule TO and related documents and amendments thereto, relating to the exchange offer and consent solicitation have been initially filed by the company with the Securities and Exchange Commission. The Series B preferred stock and Series C preferred stock may not be exchanged or sold nor may offer us to exchange or buy be accepted prior to the time the registration statement becomes effective. This earnings call should not constitute an offer to exchange or sell or the solicitation of an offer to exchange or buy nor shall there be any exchange or sale of such securities in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Holders of the Series B preferred stock and Series C preferred stock are strongly advised to read the registration statement, tender offer statement and other related documents and amendments thereto as they become available because these documents will contain important information. Such holders are able to obtain copies of exchange offer materials for free from the company of the aforementioned address or at the SEC's website. The company is not making any recommendation to holders of outstanding Series B preferred stock and Series C preferred stock as to whether they should tender their shares pursuant to the exchange offer and consent solicitation.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

AUGUST 12, 2022 / 1:00PM, IMH.A - Q2 2022 Impac Mortgage Holdings Inc Earnings Call

Also during this call, we will make projections or other forward-looking statements in regards to, but not limited to, GAAP and taxable earnings, cash flows, interest rate and market risk exposure, mortgage production and general market conditions. I would like to refer you to the business risk factors in our most recently filed Form 10-K and Form 10-Qs filed under the Securities Exchange Act of 1934. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements. This presentation, including any outlook and guidance, is effective as of the date given, and we expressly disclaim any duty to update the information herein.

I would like to get started by introducing George Mangiaracina, Chairman and CEO of Impac Mortgage Holdings. George?

George A. Mangiaracina - Impac Mortgage Holdings, Inc. - Chairman & CEO

Thank you, Joe. With me this morning, Jon Gloeckner, our Principal Accounting Officer; Justin Moisio, our Chief Administrative Officer; and Tiffany Entsminger, our Chief Operating Officer.

For the second quarter of 2022, the company reported a GAAP net loss of $13.5 million or $0.64 per diluted common share and an adjusted loss of approximately $15.4 million or $0.71 per diluted common share. Company's financial results for the second quarter reflect the adverse effects of historic market dislocation and volatility across the mortgage origination industry that commenced in the fourth quarter of 2021. We continue to navigate this environment by remaining disciplined in our origination approach with respect to rate and credit and vigilant in our capital markets activities. The company deploys a wide range of capital markets hedge and delivery mechanisms with reliance over the last year on futures on swaps, forward sale agreements and, increasingly, best efforts deliveries in lieu of aggregating NonQM to sell in bulk offerings. While layered risks cannot assuredly be hedged in times of acute market dislocation, since the end of the first quarter of 2022, the company's NonQM pipeline has been fully deliverable into forward best efforts arrangements with a variety of counterparties. Throughout the year, the company has proactively increased the minimum and weighted average note rate on our NonQM offerings to ensure availability of normal course capital market exit and pricing. We have consciously elected to discourage down in coupon NonQM origination volume.

As evidence of the climb up the rate ladder, the weighted average note rate on our locked and funded pipeline was approximately 4.5% at year-end 2021 5.5% at the end of the first quarter of 2022 and 7% at the end of the second quarter of 2022.

In addition to managing our core business, the company has also advanced on solving for circumstances related to our preferred securities. As previously disclosed, in the second quarter of 2022, the company entered into voting agreements with certain holders of its convertible note preferred stock and common stock to agree to extend outstanding debt and exchange preferred equity for consideration, which would align shareholders' interest that have been inefficient since the company's tender exchange offer of the preferred securities in 2009. So the exchange offer and redemption transactions take effect, the company believes it should be better positioned to engage in capital raise and corporate finance activities absent the overhang of an attractable legacy capital structure.

I'm now going to turn over the discussion to Jon Gloeckner. Joe, it's back to you. Okay. You have a lot to say to lead off.

Joseph O. Joffrion - Impac Mortgage Holdings, Inc. - Senior VP & General Counsel

Briefly on the exchange offer and the preferred B litigation. The company did file initial S-4 filing regarding the exchange offers and consent solicitation, which occurred on July 15, 2022, and an amended S-4 filing occurred on August 1, 2022. At this time, such registration statement has not yet been declared effective.

Turning to the long-standing preferred B litigation on July 22, 2022, the Circuit Court of Maryland issued an order which was further amended on August 8, 2022, which, among other things, appointed lead class counsel and class representatives, established preferred D, established (inaudible) preferred B class to receive notice and also those -- also established who the holders of preferred B stock that will be entitled to receive the distribution of outstanding dividends that were part of the Circuit Court's 2018 ruling. Pursuant to the order, such amounts, which have been previously accrued by the company will be deposited with the Circuit Court's registry on or before August 19, 2022, and be held there until further rulings are made by the Circuit Court.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

AUGUST 12, 2022 / 1:00PM, IMH.A - Q2 2022 Impac Mortgage Holdings Inc Earnings Call

Now Jon Gloeckner will discuss the financial results for the second quarter of 2022. Jon?

Jon Gloeckner - Impac Mortgage Holdings, Inc. - Senior VP of Treasury & Financial Reporting, Principal Financial and Accounting Officer

Thank you, Joe. As George has alluded to earlier, for the second quarter, the company reported a GAAP loss of $13.5 million as compared to a loss of $1.2 million for the first quarter and a loss of $8.9 million for the second quarter of 2021. Our second quarter adjusted loss was $15.4 million as compared to an adjusted loss of $13 million in the first quarter and an adjusted loss of $6.9 million in the second quarter of 2021. The financial results for the quarter reflect significant market pressure, which began in the fourth quarter of 2021 and accelerated into the second quarter as a result of increasing interest rates, inflation, credit and liquidity risk.

Our results as well as many of our peers' performance reflects the intense pressure on mortgage originations due to the dramatic collapse of the mortgage refinance market and the weakening mortgage purchase market, which has suffered from a lack of housing inventory and the significant increase in mortgage interest rates resulting in affordability issues.

As we had discussed on the last call, beginning in the first quarter, we were deliberate and decisively more conservative in our lending approach, sacrificing short-term results for liquidity and stability, which we felt was the appropriate path heading into steep rate headwinds. As a result, gain on sale of loans decreased $179,000 during the second quarter as compared to $6 million during the first quarter. During the second quarter of 2022, our originations were $128 million with margins of 14 basis points as compared to originations of $482 million with margins of 124 basis points in the first quarter of 2022.

Other income decreased to $720,000 in the second quarter as compared to $11 million in the first quarter due to a $9.2 million reduction in mark-to-market gains and a $1.2 million reduction in net interest income both associated with the sale of the legacy securitization portfolio during the first quarter of 2022. Additionally, we recorded $563,000 increase in fair value gains on our long-term debt. Changes in fair value of net trust assets and long-term debt are both excluded from adjusted earnings.

Operating expenses decreased to $14.7 million in the second quarter as compared to $19.4 million in the first quarter, primarily due to a reduction in personnel costs, which decreased to $8 million from $11.9 million in the first quarter. The decrease in personnel costs during the second quarter was primarily the result of a decrease in variable compensation commensurate with reduced originations as well as a reduction in headcount to support reduced volume. Headcount has declined from approximately 330 at year-end 2021 to approximately 225 at the end of the second quarter, and it sits at approximately 170 today. We continue to manage the business responsibly as the market evolves and are continuously evaluating our capacity models to align our cost structure with projected volume levels.

Our business promotion expense declined to $1.3 million for the second quarter as compared to $2.3 million for the first quarter of 2022. While we had previously pushed to target NonQM production in our retail channel, continue product expansion outside of California and maintain our lead volume as, a result of the recent dislocation within the NonQM market due to the significant increase in interest rates, in the second quarter of 2022, we reduced our marketing spend as we pulled back on our origination volumes. Although we continue to source leads through digital campaigns, which allows for a more cost-effective approach, the recent competitiveness among our other lenders for NonQM production within the California market as well as a decline in lead conversion as a result of the current environment has driven up the cost per lead.

We currently have warehouse lines with a combined borrowing capacity of $400 million and anticipate lowering our borrowing capacity to $350 million by the end of the third quarter. We continue to balance capacity needs to meet funding demands of our NonQM production goals.

We continue to carefully manage our liquidity as evidenced by our unrestricted cash position of $60 million on the balance sheet at the end of the second quarter, along with the demands of an aggregation model. Based on our current cash position, turn times and borrowing resources, we feel we have the liquidity necessary to meet our near-term production goals.

I will now turn it over to Justin to discuss the origination activity during the quarter. Justin?

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

AUGUST 12, 2022 / 1:00PM, IMH.A - Q2 2022 Impac Mortgage Holdings Inc Earnings Call

Justin R. Moisio - Impac Mortgage Holdings, Inc. - Chief Administration Officer & Corporate Secretary

Thank you, Jon. Our production volume in the second quarter is reflective of the current challenges in the mortgage market impacting mortgage lenders across the industry both on the credit and rate side of the business. The notable deterioration in the GSE origination space, which is forecasted by the Mortgage Bankers Association as a 70% decrease in refinance production in 2022 compared to '21, is being felt across the industry. Additionally, while the MBA expected purchase volume to remain relatively flat year-over-year, we have seen a weakening in purchase originations due to higher rates and affordability challenges as well as a continued lack of housing inventory.

Impac's primary driver of GSE originations is our retail consumer direct call center, which has historically originated mostly refinanced transactions as a predominant loan purpose. During the second quarter of 2022, our GSE originations in the retail channel decreased in line with the MBA's forecast, resulting in a 73% reduction in volume as compared to the first quarter of 2022 and 90% from the same period in 2021. The decrease in volume within the retail channel resulted in a recalibration of GSE marketing spend, focusing on cost-effective and quality lead sources such as organic and brand recognition. This shift allows us to continue originating or focusing on margin and expense management.

In prior quarter's earnings calls, we discussed repositioning our retail call center to originate NonQM loans as an offset to shrinking GSE production. We further discussed the decline of NonQM volumes seen across the market following the first quarter of 2022 due to dislocation in the market, notably rate shock, pricing changes and increased fallout. Lower NonQM persisted throughout the second quarter for these same reasons. Overall, retail NonQM production decreased to $50 million, a 60% decrease as compared to $125 million in the first quarter. And as Jon mentioned, the call center also experienced a decline in NonQM lead conversion, further reducing total originations. The drop in lead conversion is attributable in part to higher rates and credit box adjustments by NonQM investors throughout the quarter.

Despite these challenges, we continue to view NonQM as an important alternative to our GSE product offering, and we continue to offer NonQM products to our retail consumers at lower volume levels. In line with GSE marketing spend recalibration, we have adjusted NonQM marketing spend as well to focus on lead quality and support our expense reduction. In addition to market conditions and consumer behavior driving lower volumes across the industry, as a company, we took proactive risk management approach to controlling our volume across all channels, originating responsibly to support loans with strong credit quality, marketable rates and strong capital market exits.

During our last earnings call, we spent a lot of time discussing the sudden and dramatic increase in interest rates, which triggered a significant increase in credit spreads and oversupply of low coupon loans in the market. With production in our TPO platform being nearly all NonQM, the need to manage market risk through credit and pricing remains critical in light of volatility and illiquidity in certain segments of the secondary markets.

Similar to the consumer direct channel, the drop in NonQM production we experienced in our TPO channel during April, which was discussed on our previous call, persisted throughout the quarter. Our total TPO production during the second quarter decreased to $31 million as compared to the first quarter of this year, which represents an 84% decrease. Across both channels, the company originated $80 million in NonQM production during the second quarter as compared to $315 million in the first quarter.

The company's decision to navigate away from increasing uncertainty and execution and margin compression resulted in reduced overall pipeline size and higher fallout as brokers and consumers alike adjusted to rate and credit box tightening. Additionally, we continue to adjust for overall -- I apologize. Additionally, we continuously adjust our overall origination footprint and capacity modeling from a staffing perspective as part of our expense management strategy. This quarter was no different as we experienced headcount reduction and attrition in some of our production and operations groups to accommodate lower origination volumes.

The company's approach to managing risk within our core business continues to be balanced by exploring opportunities in the market to support consumer demands, drive revenue and curtail inefficiency and redundant expense. Despite current market challenges, the company is committed to its core competency of alternative credit originations. We will continue to support and enhance our NonQM offering across all channels, though at lower anticipated volumes, and furtherance of this mission.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

AUGUST 12, 2022 / 1:00PM, IMH.A - Q2 2022 Impac Mortgage Holdings Inc Earnings Call

That concludes our financial results and our prepared remarks. Any questions received by shareholders prior to this call have had corresponding answers incorporated into our prepared remarks. Thank you, everyone, for joining us this morning, and we look forward to speaking with you again next quarter.

D I S C L A I M E R

Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2022, Refinitiv. All Rights Reserved.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.